Exhibit 99.56

PRESS RELEASE

For immediate release

2020 YEAR IN REVIEW

Nouveau Monde Achieves Significant Milestones, Successfully Establishing Its
Position as a Leading Vertically-Integrated Lithium-Ion Battery Anode Company
for the Electric Vehicle and Clean Energy Revolution

+	Nouveau Monde, demonstrated the continued commitment to responsible and sustainable development and strengthened our social, economic and environmental partnership with our host community of Saint-Michel-des-Saints, signing a progressive collaboration and benefit-sharing agreement

+	Completed a successful public consultation process culminating in a positive assessment by the environmental commission, the BAPE, as part of the Government’s diligent review for granting the Mining Decree for the Matawinie project

+	Successful commercialisation of Nouveau Monde’s carbon-neutral anode and advanced battery materials, including the outperformance of our proprietary coated anode material compared to peers, and established European operations to respond to the worldwide increase in lithium-ion battery anode material demand

+	De-risked commercial development through the construction and commissioning of large-scale demonstration plants for value-added transformation to battery anode material and other advanced products

+	Nouveau Monde’s international technical team, in partnership with our R&D consortium partners, advanced the development of our proprietary lithium-ion battery anode process, including silicon-enhanced anode material, and finalised a collaboration agreement with Volkswagen- and Mitsui-backed advanced coating company, Forge Nano

+	As a world first, confirmed our full commitment to sustainable and carbon-neutral, all-electric operations, underpinned by Nouveau Monde’s advanced mine planning and supported by Quebec’s renewable hydropower. Based on our achievements, we were selected by the Quebec and Canadian Governments as a key partner for the electrification of mining operations

+	Selected by the Quebec Government as the sole pilot project to implement the Global Battery Alliance’s traceability of critical minerals for the mining and battery materials industries in Québec

MONTREAL, CANADA, December 17, 2020 – Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to have delivered on its commitment to advance its vertically-integrated graphite project in order to offer the electric vehicle (“EV”) and renewable energy sectors, ethically-sourced and carbon-neutral, lithium-ion battery (“LiB”) anode material by 2023.

Eric Desaulniers, the Company’s President and CEO, stated: “2020 was a transformational year for Nouveau Monde. We accomplished much in all departments, R&D, sales & marketing, operations and corporate development. I want to thank all of my team members and all stakeholders, as it takes a lot of hard work and dedication to transition the Company from a junior mining company with a natural graphite deposit, to a fully-integrated, carbon-neutral, battery anode materials producer. Thanks to the professionalism of the entire team, I’m particularly proud that we were successful at achieving very specific and important operational milestones at our Saint-Michel-des-Saints plant safely, without injuries, while maintaining our employees health during these difficult pandemic times. By this time next year, the Company will look much different: we will be operating our purification furnaces at Bécancour, producing high-quality anode material destined to the EV market; we will be in construction of the mine and commercial facilities for the entire operation, and as for potential partnerships, we are eager to advance discussions and complete a partnership with a lead client in the LiB market. 2021 will be another remarkable year.”

Selected milestones

+	In January, Nouveau Monde signed a collaboration and benefit-sharing agreement with the Saint-Michel-des-Saints and Upper Matawanie community. Recognising the importance of our local stakeholders, the agreement is the most progressive of its kind in Quebec’s history. The agreement covers the mine’s entire commercial operating life and will see Nouveau Monde contribute up to 2% of its net cash flow after taxes to the municipality to boost community development and reinvestment. Nouveau Monde will also contribute 1% of its net cash flow after taxes to a Community Fund to stimulate developmental projects in Upper Matawinie that have a social, economic and environmental impact during and beyond the mine’s operating period. The bilateral agreement includes concrete actions in the areas of training, employability and business opportunities for the local population; the integration of the mining project into the territory through recreation and tourism development; and collaboration mechanisms to provide short-, medium- and long-term benefits for the community.

+	In February, the Company successfully commissioned its demonstration micronisation and spheronisation operations and confirmed that the graphite concentrate from its Matawinie deposit is attractive for use in lithium-ion batteries. This has been confirmed through ongoing potential customer discussions for pre-qualification.

+	Also in Q1, the Company announced an updated NI43-101 pit-constrained Mineral Resource Estimate for its West Zone Deposit, located in the Tony Claim Block, which is part of its flagship Matawinie graphite property, with an increase of 25% in the combined Measured and Indicated Mineral Resource categories. Matawinie has 120.3 million tonnes @ 4.26% Cg, and as the largest graphite project in North America with significant expansion potential in other Zones on the property, Nouveau Monde is well-positioned to be a key supplier to meet the future growth of the electric vehicle market.

+	In July, Nouveau Monde received a positive evaluation from the Bureau d’audiences publiques sur l’environnement (“BAPE”) regarding its Matawanie project, and all aspects including the economic, environmental and social parameters developed by Nouveau Monde. The report recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project.

+	In September, Nouveau Monde announced sales across North America, Europe and Asia, an important step in the commercialisation of our advanced carbon-neutral materials. In response to growing interaction with major EV companies and other major potential customers, Nouveau Monde opened a European sales office, in London, United Kingdom.

+	In October, Nouveau Monde announced two significant industry partnerships. The first, a multi-phase partnership with global chemical major, Olin Corporation, for its proprietary purification demonstration plant in Bécancour that will be commissioned by mid-2021, and later, for the commercial battery anode purification operations in 2023, when significant global battery-grade natural graphite shortages are expected to emerge. The second, a collaboration with US-based Forge Nano, an advanced nano-coating company backed by industry leaders such as Volkswagen, LG Technology Ventures and Mutsui. Through the application of Forge Nano’s proprietary Atomic Layer Deposition (“ALD”) coating technology, we expect Nouveau Monde to be able to offer a premium product to the lithium-ion battery market.

+	In November, Nouveau Monde was twice selected as a key partner by the Quebec Government for its electrification and critical minerals strategy. The first, as partner to the Quebec and Canadian Governments to showcase all-electric open-pit mining equipment, leveraging Quebec’s clean and affordable hydropower. The second, to drive the implementation of the Global Battery Alliance’s (“GBA”) Battery Passport principles in Quebec, guaranteeing the traceability and sustainability of strategic minerals. The GBA includes members such as Audi, BMW Group, Google, Groupe Renault, Honda Motors, the International Energy Agency, LG Chem, Microsoft, Mitsubishi Corp., Propulsion Québec, Saft, SK Innovation, the United Nations Environment Programme, Umicore, Volkswagen, Volvo Group and the project positions Nouveau Monde well for future product commercialisation.

+	Throughout the year, Nouveau Monde showcased the results of its world-leading research and development consortium. In September, the Company announced an important technological breakthrough in its silicon-enhanced graphite anode material with improved performance characteristics. Then in November, the Company announced its proprietary coating process had outperformed the industry-leading Asian peers, establishing Nouveau Monde as a future producer of advanced and premium battery anode materials.

+	Finally in November, as a world first for open-pit mining, Nouveau Monde delivered on its commitment to the exclusive use of all-electrical equipment and vehicles in its mining operations; the Company advanced its procurement process for its fleet and charging infrastructure through an international call for pre-qualification, which has already resulted in significant global interest from high-profile industry participants.

As at December 16, Nouveau Monde had received CAD$3,185,895 from the exercise of 9,195,414 options and warrants, which is indicative of the strong share price performance as the Company advances, and will further support development activities in 2021.

Arne H. Frandsen, the Company’s Chairman, stated: “I took over the Chairmanship in 2020, and it is with pride I look back to the achievements of our highly skilled team of world-class professionals. Through the unprecedented year of uncertainty and pain caused by COVID 19, I want, on behalf of the board, to thank all of our team members for their exceptional contribution and continued dedication. Nouveau Monde has demonstrated global leadership and innovation, as we successfully move forward towards becoming a world-leader in high quality responsibly-sourced green battery anode material. Please accept our best wishes of a Merry Christmas and a healthy and prosperous 2021.”

To read all of this year’s news releases, or to subscribe to receive them, visit: https://nouveaumonde.group/investors/#news

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca